United States securities and exchange commission logo





                 April 2, 2021

       Raymond Ming Hui Lin
       Chief Executive Officer
       CLPS Incorporation
       c/o Unit 1102, 11th Floor, Millennium City III
       370 Kwun Tong Road, Kwun Tong, Kowloon
       Hong Kong SAR

                                                        Re: CLPS Incorporation
                                                            Registration
Statement on Form F-3
                                                            Filed March 31,
2021
                                                            File No. 333-254910

       Dear Mr. Lin:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Larry
       Spirgel, Office Chief, at (202) 551-3815, with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Andrei Sirabionian,
Esq.